Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED UNIT DISTRIBUTIONS

(in thousands, except ratio data)

	Year Ended December 31,
	2013	2014	2015	2016	2017
EARNINGS (1)
Pre-tax income from continuing operations before noncontrolling interests and income from equity investees	$62,174	$65,912	$359,371	$43,936	$6,827
add: Fixed charges	68,826	90,042	130,358	180,519	211,213
add: Distributed income of equity investees	46,564	75,528	103,982	129,088	121,274
add: Amortization of capitalized interest	1,190	2,109	3,247	5,019	6,020
less: Capitalized interest	(13,324)	(13,785)	(17,068)	(26,576)	(15,022)

Total earnings	$165,430	$219,806	$579,890	$331,986	$330,312

FIXED CHARGES (1)
Interest charged to expense and capitalized	$48,583	$66,772	$104,082	$143,466	$181,489
Capitalized interest	13,324	13,785	17,068	26,576	15,022
Portion of rent expense related to interest	6,919	9,485	9,208	10,477	9,233

Total Fixed Charges	68,826	90,042	130,358	180,519	205,744
Class A preferred unit distributions (2)(3)	—	—	—	—	5,469

Total Combined Fixed Charges and Preferred Unit Distributions	$68,826	$90,042	$130,358	$180,519	$211,213

RATIO OF EARNINGS TO FIXED CHARGES (4)	2.4x	2.4x	4.4x	1.8x	1.6x

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED UNIT DISTRIBUTIONS (2)(4)	—	—	—	—	1.6x

(1)	For purposes of computing the ratio of earnings to fixed charges and the ratio of earnings to fixed charges and preferred unit distributions, "earnings" consists of pre-tax income from continuing operations before income from equity investees plus fixed charges (excluding capitalized interest), distributed income of equity investees and amortization of capitalized interest. "Fixed charges" represents interest incurred (whether charged to expense or capitalized), amortization of debt expense (including discounts and premiums relating to indebtedness) and the portion of rental expense on leases deemed to be the equivalent of interest.

(2)	As no preferred units were outstanding for any of the years ended December 31, 2016, 2015, 2014 or 2013, no historical ratio of earnings to combined fixed charges and preferred unit distributions are presented for those years.
(3)	Distributions on our Class A convertible preferred units (the "Class A preferred units") were paid in additional Class A preferred units for the year ended December 2017. We issued 162,234 additional Class A preferred units in lieu of cash distributions of $5.5 million pertaining to the year ended December 31, 2017.
(4)	Ratios may not recalculate due to rounding.